Exhibit 99.1

MEDIA RELEASE

SMART Updates Financial Outlook and Announces Strategic Review

CALGARY, Oct. 9, 2015 /CNW/ - SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today provided an update on its financial outlook for the balance of fiscal 2016, and announced its intent to embark on a strategic review.

Although new solutions are generating a growing share of total revenue, sales from SMART kapp are growing at a slower rate than originally envisaged, and as a result, the outlook for fiscal 2016 will be weaker than anticipated. Additional information will be provided in the Company's Q2 earnings release.

Given the change in outlook, management has taken decisive action to significantly reduce expenses, primarily relating to kapp sales and marketing activities and related R&D spend, while protecting core education and enterprise business operations and associated R&D activities. The new operating model is expected to be in place before calendar year end. These actions are anticipated to result in the company having sufficient liquidity and cash flow neutrality for fiscal year 2017.

In addition to significantly aligning the Company's operating model to focus on profitable and growing businesses, the Board is embarking on a strategic review and has retained Evercore Partners as its financial advisor to assist in this process.

The Board will consider alternatives to improve value for all shareholders. Initiatives that could be considered include, but are not limited to: the sale of the Company or other business combination; the recapitalization of the Company; or continuing to execute the current business model.

SMART does not intend to disclose developments with respect to the strategic review process until the Board has approved a specific course of action or otherwise determines that disclosure is necessary or appropriate. There can be no assurances that the strategic review process will result in an acceptable transaction or course of action in any form.

The Board believes that the combination of cost cutting and strategic review initiatives will provide the best available outcome for the Company, its shareholders and stakeholders.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT - M

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words "expect", "intend", "plan", "believe", "project", "estimate", "anticipate", "may", "will", "continue" and similar words or statements of a future or forward-looking nature identify forward-looking statements.  In particular and without limitation, this press release contains forward-looking statements pertaining to our financial outlook for the balance of fiscal year 2016, our expectations regarding the time to implement the new operating model, our expectation regarding liquidity and cash flow for fiscal year 2017 and our expectation as to the possible results of our strategic review.

All forward-looking statements address matters that involve risks, uncertainties and assumptions.  Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, which can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof.  We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

© 2015 SMART Technologies. SMART kapp, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

SOURCE SMART Technologies Inc.

For further information:

Investor contact
Jody Kehler
Investor Relations Manager
SMART Technologies Inc.
+ 1.403.407.5486
JodyKehler@smarttech.com

Media contact
Robin Raulf-Sager
Director, Corporate Communications
SMART Technologies Inc.
+1.403.407.4225
RobinRaulf-Sager@smarttech.com